United States securities and exchange commission logo





                          October 19, 2021

       Diwakar Choubey
       Chief Executive Officer
       MoneyLion Inc.
       30 West 21st Street, 9th Floor
       New York, NY 10010

                                                        Re: MoneyLion Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed October 14,
2021
                                                            File No. 333-260254

       Dear Mr. Choubey:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Tonya K.
Aldave at (202) 551-3601 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Finance
       cc:                                              Byron Rooney, Esq.